                                                               Exhibit (a)(1)(H)


           CITRIX ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING
                     PERIOD REGARDING SEQUOIA ACQUISITION


FORT LAUDERDALE, FLA. - APRIL 20, 2001 - Citrix Systems, Inc. (Nasdaq: CTXS) is pleased to announce that the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with Citrix's proposed acquisition of Sequoia Software Corporation has expired.

     The tender offer for all the outstanding shares of Sequoia common stock by a wholly-owned subsidiary of Citrix is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, April 25, 2001.

ABOUT CITRIX

     Citrix Systems, Inc. is a global leader in application serving software and services that extend the "Virtual Workplace" everywhere by providing secure, reliable access to applications and information, and a consistent user experience, on any device or network connection. Citrix solutions enable organizations of all types to deliver business applications to users with greater manageability, flexibility and cost-effectiveness. The company's products, including Citrix MetaFrameO application server software, Citrix NFuseO application portal software and Citrix Independent Computing Architecture
(ICAa), a core application serving technology, have been widely adopted by the corporate mainstream to achieve key business goals. Headquartered in Fort Lauderdale, Fla., Citrix markets its solutions worldwide through value-added resellers, system integrators, consulting firms and OEM licensees. Citrix is traded on The Nasdaq Stock MarketSM under the symbol CTXS and is part of the Standard & Poor's 500 Index. For more information, please visit the Citrix Web site at http://www.citrix.com.